                                  [LETTERHEAD]



Contact:  Jeffrey J. Hattara                           (NYSE-BMC)
          (612) 851-6030                               FOR IMMEDIATE RELEASE


                      BMC REPORTS FOURTH QUARTER 1998 RESULTS


February 1, 1999 -- Minneapolis, Minnesota - BMC Industries, Inc. reported net income of $4.7 million, or $0.17 per diluted share, for the fourth quarter of 1998. Excluding the one-time impact of foreign currency gains and adjustments for certain other non-operating items, fourth quarter net earnings were $0.12 per diluted share. This compares to net earnings of $0.24 per diluted share in the fourth quarter of 1997. Total fourth quarter revenues increased 7% from $76.1 million in 1997 to $81.5 million in 1998.

Paul B. Burke, BMC's Chairman and Chief Executive Officer, stated, "During the fourth quarter, BMC continued its focus on assimilating the Orcolite acquisition, reducing costs at the Mask Operations, balance sheet management and generating cash flow. We successfully reduced our debt balance in the fourth quarter by $21.3 million which was in addition to our $9.6 million third quarter debt reduction. We are encouraged by our fourth quarter operating results and the momentum we carry into 1999."

BMC's Optical Products operation generated sales of $30.0 million in the fourth quarter, up 34% over the prior year quarter. On a proforma basis, this compares to $30.6 million of revenue in the fourth quarter of 1997. Although this represents a 2% decline in overall revenues compared to the combined Vision-Ease and Orcolite 1997 fourth quarter revenues, sales of polycarbonate and other high-end products (polycarbonate, high-index, progressive and polarizing sun lenses) grew 9% over the prior year quarter on a proforma basis, and 80% in total. High-end sales accounted for 56% of total Optical Products' revenue in the fourth quarter of 1998 compared to 41% in the year earlier period. While total fourth quarter sales levels were lower than anticipated due to year-end inventory adjustments by certain customers and a general slowdown in retail optical sales, sales of high-end products remain strong and are Vision-Ease's focus to drive long-term sales growth. For the full year, Optical Products' sales grew from $93.5 million in 1997 to $123.1 million in 1998, a 32% increase. Proforma high-end sales grew 36% for the total year 1998.

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Vision-Ease's operating earnings increased 62% during the fourth quarter of
1998 over the prior year quarter. The strong fourth quarter gross margin was driven by the heavy mix of high-end sales. Vision-Ease's selling expense increased $1.0 million over the prior year quarter as it continues to invest in the sales and marketing of its premium products.

During the fourth quarter, Vision-Ease released its new progressive lens, Outlook-Registered Trademark-, in the polycarbonate material. Outlook-Registered Trademark- is the first progressive lens designed specifically for polycarbonate. The lens features a super scratch-resistant Tegra-Registered Trademark- coating and a "short corridor" between the distance and reading prescriptions which allows the lens to be edged for today's small frame sizes. Initial orders were received during the fourth quarter and significant sales and margin contributions are anticipated by the middle of 1999.

During the fourth quarter, Vision-Ease also began field-testing of the polycarbonate lens lamination system. Field-testing will continue for several months followed by a full roll-out of the system which will offer the Outlook-Registered Trademark- lens and other anti-reflective coated products.

Fourth quarter revenues from the Precision Imaged Products division (PIP, including both the Mask Operations and Buckbee-Mears St. Paul) decreased 4% from $53.6 million in 1997 to $51.5 million in 1998. Computer monitor mask sales were up 29% over the prior year period, moving from $8.8 million in the prior year quarter to $11.3 million in the fourth quarter of 1998.
Television mask revenues decreased 15% due primarily to lower invar mask sales and commodity product price declines. Sales of invar television masks were down 19% compared to the prior year quarter.

Mask Operations' cost reduction and operational improvement efforts are reflected in the PIP division's fourth quarter operating income of $5.5 million (excluding the impact of the non-operating income items). These results were achieved despite the continued shutdown of two mask production lines at the Company's Cortland, New York facility.

Mask Operations continue to face price pressures in both the TV and monitor mask segments. As a consequence, one TV mask production line is expected to be idle for the indefinite future. However, due to additional customer qualifications and increasing demand for monitor masks, production on the idle monitor mask line at the Cortland facility resumed in January. The Company anticipates that the costs of starting up this line will have a negative impact on the Mask Operations through the second quarter of 1999.

For the full year, PIP sales were $212.1 million in 1998 compared to $219.0 million in 1997, a decrease of 3%. Computer monitor sales increased 79%, moving from $20.5 million in 1997 to $36.7 million in 1998.

Buckbee-Mears St. Paul (BMSP) concluded a record year in both sales and profitability for 1998. Due to softening economic conditions, however, BMSP has experienced a reduction in its sales backlog and is expecting sales and profitability in the first, and possibly second, quarter of 1999 to be lower than prior year results for the comparable period. BMSP is continuing its efforts to develop strategic research and development partnerships to help offset these softening economic conditions.

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As noted earlier, the fourth quarter 1998 results include pre-tax gains of
$1.3 million related to settlement of foreign currency transactions and certain foreign currency hedging activities and pre-tax gains of $1.2 million related to adjustments of certain compensation and pension items. For financial reporting purposes, $1.5 million of these non-operating items are included in Other Income while $1.0 million is included in Cost of Products Sold. These non-operating gains represent approximately $0.05 of earnings per diluted share.

The Company has also reduced the charge for acquired in-process research and development (R&D) that was recorded as part of the Orcolite acquisition by $1.5 million in order to comply with recent Securities and Exchange Commission interpretations regarding techniques used to value in-process R&D. Accordingly, the Company will amend its Form 10-Q filings for the second and third quarters of 1998 to reduce the second quarter in-process R&D charge from $11 million to $9.5 million. This change has no economic impact on the Company and will not change the cash flows of the Company. However, this change will reduce the Company's previously reported second quarter net loss per share by $0.04.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which are intended to be covered by the safe harbors created thereby. Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, including customer demand for the new Outlook-Registered Trademark- progressive lens and the polycarbonate lens lamination system, lower demand for televisions and computer monitors, further mask price declines, inability to successfully partner with new BMSP customers, foreign currency fluctuations, successful customer part qualifications, the continued effect of the economic slowdown in Asia, and a potential economic slowdown in other parts of the world such as South America. These and other risks and uncertainties are detailed in the Company's Form 10-K for the year ended December 31, 1997 and Form 10-Q filed for the quarter ended September 30, 1998.

BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. The Company is also one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.

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                              BMC INDUSTRIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                      (in thousands, except per share amounts)


                                                         Three Months Ended                       Year Ended
                                                            December 31                           December 31
                                            ---------------------------------------------------------------------------
                                                     1998                1997                1998                1997
-----------------------------------------------------------------------------------------------------------------------
Revenues                                        $  81,529           $  76,068           $ 335,138           $ 312,538
Cost of Products Sold                              65,818              63,112             297,995             244,468
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Gross Margin                                       15,711              12,956              37,143              68,070
Selling                                             3,748               3,080              15,496              11,696
Administrative                                      1,107                 682               5,179               4,316
Impairment of long-lived assets                         -                   -              42,800                   -
Acquired research and development                       -                   -               9,500                   -
-----------------------------------------------------------------------------------------------------------------------
Income from Operations                             10,856               9,194             (35,832)             52,058
-----------------------------------------------------------------------------------------------------------------------
Other Income and (Expense)
     Interest expense                              (3,887)               (591)            (13,537)             (1,298)
     Interest income                                   64                  90                 163                 233
     Other income (expense)                         1,454                 (91)                522                 209
-----------------------------------------------------------------------------------------------------------------------
Earnings before Income Taxes                        8,487               8,602             (48,684)             51,202
Income Taxes                                        3,810               1,628             (18,049)             15,481
-----------------------------------------------------------------------------------------------------------------------
Net Earnings                                    $   4,677           $   6,974           $ (30,635)          $  35,721
-----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share:
     Basic                                      $    0.17           $    0.25           $   (1.13)          $    1.30
     Diluted                                         0.17                0.24               (1.13)               1.25
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Number of Shares Included in Per Share
Computation:
     Basic
     Diluted                                       27,169              27,776              27,014              27,583
                                                   27,405              28,545              27,014              28,530
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

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                                           BMC INDUSTRIES, INC.

                                  CONDENSED CONSOLIDATED BALANCE SHEETS
                                              (Unaudited)
                                            (in thousands)


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                                                      DECEMBER 31         DECEMBER 31
                                                             1998                1997
---------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                               $   1,028           $   2,383
Trade accounts receivable, net                             39,163              29,824
Inventories                                                82,853              70,111
Deferred income taxes                                      14,603               5,881
Other current assets                                       14,347              13,595
---------------------------------------------------------------------------------------
     Total Current Assets                                 151,994             121,794
---------------------------------------------------------------------------------------

Property, plant and equipment                             276,630             283,070
Less accumulated depreciation                             114,036             100,688
---------------------------------------------------------------------------------------
     Property, plant and equipment, net                   162,594             182,382
---------------------------------------------------------------------------------------
Deferred income taxes                                       5,431               1,429
Intangibles and other assets, net                          79,446              13,802
---------------------------------------------------------------------------------------
TOTAL ASSETS                                            $ 399,465           $ 319,407
=======================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------
Short-term borrowings                                   $   1,929           $   1,139
Accounts payable                                           28,315              25,623
Income taxes payable                                        3,375               2,830
Accrued expenses and other current liabilities             23,404              17,288
---------------------------------------------------------------------------------------
    Total Current Liabilities                              57,023              46,880
---------------------------------------------------------------------------------------

Long-term debt                                            187,266              73,426
Other liabilities                                          18,372              17,718
Deferred income taxes                                       3,547               2,631

Stockholders' equity
     Common stock                                          47,714              62,263
     Retained earnings                                     86,436             118,693
     Cumulative translation adjustment                      1,113              (1,217)
     Other                                                 (2,006)               (987)
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               TOTAL STOCKHOLDERS' EQUITY                 133,257             178,752
---------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $ 399,465           $ 319,407
=======================================================================================

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                                                BMC INDUSTRIES, INC.

                                                SEGMENT INFORMATION
                                                    (Unaudited)
                                                  (in thousands)


                                                                    Three Months Ended December 31
                                                                    ------------------------------
                                Precision Imaged Products                Optical Products                        Consolidated
                           -------------------------------------------------------------------------------------------------------
                                   1998              1997              1998              1997              1998              1997
----------------------------------------------------------------------------------------------------------------------------------
Revenues                        $51,522           $53,591           $30,007           $22,477           $81,529           $76,068
Cost of Products Sold            44,111            45,943            21,707            17,169            65,818            63,112
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Gross Margin                      7,411             7,648             8,300             5,308            15,711            12,956
Gross Margin %                     14.4%             14.3%             27.7%             23.6%             19.3%             17.0%
Selling                             829             1,151             2,919             1,929             3,748             3,080
Unallocated Corporate
  Administration                      -                 -                 -                 -             1,107               682
----------------------------------------------------------------------------------------------------------------------------------
Income from Operations          $ 6,582           $ 6,497           $ 5,381           $ 3,379           $10,856           $ 9,194
==================================================================================================================================
Operating Income %                 12.8%             12.1%             17.9%             15.0%             13.3%             12.1%

Capital Spending                                                                                        $ 3,225           $ 6,907

Depreciation and
  Amortization                                                                                          $ 5,249           $ 2,825

EBITDA                                                                                                  $17,559*          $12,019

EBITDA %                                                                                                   21.5%             15.8%



* Includes $2.5 million of non-operating income items.

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